Exhibit 99.1

Statement Regarding FCF’s appeal against the European Commission’s decision on FCF’s tax treatment in Luxembourg

According to certain press reports published today the state aid case regarding the tax treatment received by FCA’s subsidiary Fiat Chrysler Finance Europe S.A. (“FCF”) has ended with the recovery by the Grand Duchy of Luxembourg of the allegedly unlawful state aids.
On the contrary, FCF and the Grand Duchy of Luxembourg each appealed the Commission’s decision and the amount in dispute has been placed in escrow pending a decision on the appeals by the European Union Courts.
FCA reiterates that it did not receive any state aid and remains fully confident that the review of this matter by the Courts will confirm the legitimacy of the tax treatment received by FCF.
London, 4 April 2016

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com